Exhibit 12.1
Computation of Deficiency of Earnings to Fixed Charges (in thousands, except for ratios)

	Nine Months
	Ended Months
	Sept. 30, 2007	2006	2005	2004	2003	2002

Deficiency of Earnings to Fixed Charges :
Loss before Income Taxes	$(49,171)	$(48,912)	$(30,424)	$(27,026)	$(30,463)	$(19,864)
Add: fixed charges	3,890	1,164	26	4	2,845	—

Earnings, as defined	$(45,281)	$(47,448)	$(30,398)	$(27,022)	$(27,618)	$(19,864)

Interest expense	3,890	1,164	26	4	2,845	—
Fixed charges	$3,890	$1,164	$26	$4	$2,845	$—

Excess (deficiency) of Earnings to fixed charges	$(49,171)	$(48,912)	$(30,424)	$(27,026)	$(30,463)	$(19,864)
     For purposes of computing the deficiency of earnings available to cover fixed charges, fixed charges represent interest expense, the portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness; earnings are defined as net loss from continuing operations before income taxes plus fixed charges; deficiency of earnings consists of loss before income taxes.